March 29, 2024

VIA EMAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Sarmad Makhdoom, Lory Empie, Robert Arzonetti and Tonya Aldave

Re:	Aon plc

Registration Statement on Form S-4

Filed February 26, 2024 File No. 333-277342

Dear Mr. Makhdoom, Ms. Empie, Mr. Arzonetti and Ms. Aldave:

On behalf of Aon plc (the “Registrant”), we are writing to respond to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated March 22, 2024 (the “Comment Letter”) with respect to the above-referenced registration statement on Form S-4 (the “S-4”) and the prospectus that forms a part thereto (the “Preliminary Prospectus”). In response to the comments set forth in the Comment Letter, the Registrant has revised the S-4 and the Preliminary Prospectus and is submitting Amendment No. 1 to the S-4 (“Amendment No. 1”), containing the revised prospectus (the “Revised Prospectus”), together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and marked copies of Amendment No. 1 showing the changes to the S-4 filed on February 26, 2024.

Set forth below are the responses of the Registrant to the Staff’s comments set forth in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the response thereto. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

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Structure of the Transaction, page 41

1.

Please revise the pre- and post-merger organizational charts presented in this section to include specific detail on the entities participating in the merger, including jurisdictions of incorporation and percentage of ownership. Revise to show what percentage of the combined company will be owned by current shareholders of Aon and NFP. In addition, within the existing chart or a separate chart include information about the following entities and their respective shareholders as applicable: (1) the NFP Parent Co., LLC, (2) NFP Holdings, LLC, (3) NFP Intermediate Holdings A Corp., and (4) NFP Ultimate Parent and their ownership. Identify the shareholders of the NFP Ultimate Parent or advise.

In response to the Staff’s comment, revised disclosure has been added on pages 41 to 43 of the Revised Prospectus. The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant has revised the disclosure in the Revised Prospectus to include specific details on the entities participating in the merger, including jurisdictions of incorporation and percentage of ownership. However, at this time, we respectfully advise the Staff that the Registrant is unable to provide the exact percentage of ownership of the combined company for the current shareholders of Aon and the sole stockholder of NFP, given that this information will depend on the amount of Aggregate Equity Consideration which will be calculated prior to the Closing but is not yet discernible. As noted in the Registrant’s disclosure on page 42 of the Revised Prospectus, the Aggregate Equity Consideration will be calculated based on the daily volume-weighted average sales price (calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours) for Aon Ordinary Shares on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including the trading day that is 7 business days prior to the Closing, and will be subject to adjustment for the Indebtedness Adjustment Amount or the Residual Cash Amount, as applicable, which in turn will depend on, among other matters, the amount of indebtedness and transaction expenses incurred by NFP prior to the Closing. Assuming the Aggregate Equity Consideration results in 20,488,067 Aon Ordinary Shares issued to the holder of NFP Common Stock, current Aon shareholders would own approximately 90.6% and the holder of NFP Common Stock would own approximately 9.4% of the combined company upon the Closing. This assumed Aggregate Equity Consideration is based on the sum of (a) 19,208,605 Aon Ordinary Shares, assuming an Aon Closing Share Price of $312.36 (as used in the investment significance test analysis) and (b) a number of Aon Ordinary Shares equal to the quotient obtained by dividing (x) the Indebtedness Adjustment Amount assumed to be the Base Cash Consideration by (y) $312.36. The Registrant respectfully advises the Staff that the percentage of ownership of the combined company of current shareholders of Aon and NFP will be included by subsequent amendment to the S-4 prior to the Closing once the final Aggregate Equity Consideration is calculated.

Accounting Treatment of the Transaction, page 57

2.

We note that you have not included historical financial statements for NFP and related pro forma financial information. Please provide us with your significance test calculations and an accompanying analysis supporting your determination that NFP’s financial statements and pro forma information are not required pursuant to Rule 3-05 and Article 11 of Regulation S-X. In your response, include the following:

a.	Provide us with the details of your calculations and amounts used for each test and further, specify the dates that the amounts used in your calculations are based upon.

NFP is not significant to Aon at the 20% level under any of the three significance tests set forth in Rule 11-01(b) and Rule 1-02(w) of Regulation S-X as set out below. The Registrant calculated each of the significance tests as of February 20, 2024, the latest practicable date prior to the initial filing of the S-4. Therefore, the Registrant respectfully submits that the historical financial statements of NFP and related pro forma financial information are not required to be included in the S-4.

Test		Particulars	Calculation(1)	Result	Significance (>20%)
(1)	Investment Test	Purchase Price of NFP / Aggregate worldwide market value	= $12,762(2) / $65,513(3)	= 19.48%	Not significant
(2)	Income Test(4)	NFP’s loss before tax / Aon’s income before tax	= $194(5) / $3,169	= 6.12%	Not Significant
		NFP’s total revenue / Aon’s total revenue	= $2,476 / $13,376	= 18.51%
(3)	Asset Test(6)	NFP’s total assets / Aon’s total assets	= $5,608 / $33,959	= 16.51%	Not Significant

(1)	All amounts are in thousands unless otherwise noted.
(2)

The purchase price assumes a June 30, 2024 Closing Date and an assumed Aon Closing Share Price of $312.36, which was calculated based on the average of the high and low price of the Aon Ordinary Shares on February 20, 2024, the latest practicable date prior to the initial filing of the Form S-4. The purchase price assumes that NFP will have incurred a certain amount of indebtedness based on NFP forecasts provided to Aon between the signing of the Merger Agreement and the assumed Closing Date, and is calculated assuming the payoff of all indebtedness at the Closing by Aon. The purchase price is reflected in millions.

(3)

The aggregate worldwide market value was calculated based on the average of the five trading days of the Registrant’s most recently completed month-end before the date of the Merger Agreement (i.e., November 24, 2023, November 27, 2023, November 28, 2023, November 29, 2023 and November 30, 2023). The aggregate worldwide market value is reflected in millions.

(4)

The calculation of the income test is based on the audited financial results of Aon as of and for the year ended December 31, 2023 and the financial results of NFP as of and for the year ended December 31, 2023 (which is the most recently completed audited fiscal year in each case).

(5)	Since NFP’s pre-tax income for the year ended December 31, 2023 is a loss, the absolute value has been considered.
(6)

The calculation of the asset test is based on the audited financial results of Aon as of and for the year ended December 31, 2023 and the financial results of NFP as of and for the year ended December 31, 2023 (which is the most recently completed audited fiscal year in each case).

b.	In regards to the investment test calculation, clarify how you determined the aggregate worldwide market value

In response to the Staff’s comment, the aggregate worldwide market value used in calculation of the investment test was calculated in accordance with Rule 1-02(w) of Regulation S-X and based on the average of the five trading days of the Registrant’s most recently completed month-end before the date of the Merger Agreement. Given the Merger Agreement was entered into on December 19, 2023, the aggregate worldwide market value was calculated based on the average market value of the Aon Ordinary Shares on November 24, 2023, November 27, 2023, November 28, 2023, November 29, 2023 and November 30, 2023.

3.

We note your disclosure on page 45 indicates a fixed purchase price of $12.75 billion. However, we also note disclosure in your Form 8-K filed on December 20, 2023 indicates a total estimated purchase price of $13.4 billion. Please tell us and revise your disclosures to clarify which is the final estimated purchase price. In addition, tell us and explain which purchase price amount you used in connection with your investment significance test above.

The Registrant acknowledges the Staff’s comment and respectfully submits that the $12.75 billion figure on page 45 of the S-4 references the enterprise value of NFP, calculated as of November 2023. As noted in the Registrant’s press release on December 20, 2023 announcing the transaction – which disclosed the estimated $13.4 billion estimated purchase price and was incorporated by reference in the Registrant’s Form 8-K filed on December 20, 2023 — this financial metric was calculated conservatively assuming a June 30, 2025 Closing Date (based on the outside date for the Transaction set forth in the Merger Agreement) and included assumptions regarding the amount of additional indebtedness to be incurred by NFP during the period between November 2023 and June 2025. Based on information available to the Registrant at the time of performing the investment significance test, including the status of receipt of regulatory approvals, the Registrant used approximately $12.762 billion, which was calculated assuming a June 30, 2024 Closing Date, as the purchase price. In response to the Staff’s comment, revised disclosure has been added on page 44 of the Revised Prospectus.

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Please do not hesitate to contact me at (212) 474-1408 or jbaek@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Jin-Kyu Baek
Jin-Kyu Baek

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